Asia Entertainment & Resources Ltd. Announces Pre IPO enquiry in relation to AERL’s feasibility of a Dual Listing in Hong Kong

Hong Kong, May 29, 2012, Asia Entertainment & Resources Ltd. (“AERL or the “Company), which operates through its subsidiaries and related promoter companies as VIP room gaming promoters, today announced that it has engaged an investment bank and a Hong Kong law firm for a Pre IPO enquiry in relation to seeking a dual listing of its securities in Hong Kong.

About Asia Entertainment & Resources Ltd.

AERL is a holding company which operates through its subsidiaries and related promoter companies as a VIP room gaming promoter, and is entitled to receive all of the profits of the VIP gaming promoters from VIP gaming rooms. AERL's VIP room gaming promoters currently participate in the promotion of three major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world. One VIP gaming facility is located in the luxury 5-star hotel, the Star World Hotel & Casino in downtown Macau, which is operated by Galaxy Casino, S.A. Another VIP gaming room is located in the all new Galaxy Resort Macau in Cotai, which is operated by Galaxy Casino, S.A. The third VIP gaming room is located at the Venetian Macao-Resort-Hotel in Cotai.

Forward-Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of AERL's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The gaming industry is characterized by an element of chance. Theoretical win rates for AERL's VIP room gaming promoters' VIP gaming room operations depend on a variety of factors, some beyond their control. In addition to the element of chance, theoretical win rates are also affected by other factors, including gaming patrons' skill and experience, the mix of games played, the financial resources of gaming patrons, the spread of table limits, the volume of bets placed by AERL's VIP room gaming promoters' gaming patrons and the amount of time gaming patrons spend on gambling — thus VIP gaming rooms' actual win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause their quarterly results to be volatile. These factors, alone or in combination, have the potential to negatively impact the VIP gaming rooms' win rates. Investors and potential investors should consult all of the information set forth herein and should also refer to the risk factors set forth in AERL's Annual Report on Form 20-F filed on March 16, 2012, and other reports filed or to be filed from time-to-time with the Securities and Exchange Commission.

Contact:

Asia Entertainment & Resources Ltd.
James Preissler, +1 646-450-8808
preissj@aerlf.com

or

ICR
William Schmitt, 203-682-8294
william.schmitt@icrinc.com